Mail Stop 0309   December 14, 2004

Chinmay Chatterjee, Ph.D.
President
Integrated Pharmaceuticals, Inc.
310 Authority Drive
Fitchburg, MA 01420

**Re: Integrated Pharmaceuticals, Inc.
          Form 10-SB/A, filed December 2, 2004
          File No. 0-50960**

Dear Mr. Chatterjee:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In future response letters, please restate our entire comment and then place your response immediately below the restated comment. In addition, please also explain the changes that you make in response to a comment and identify the location of the change so that we can understand your disclosure in its proper context.

2.   In certain places in the document, you make statements referring to the quality of your products or processes that should be supported by third party evidence or removed from the registration statement. As one example only, in Item 1 you have stated that your "patented production process is superior to conventional production processes

because…we use new technologies to make very high quality products faster and less expensively…"

Statements of opinion regarding products or processes are not appropriate unless they can be supported by third party sources. Please revise this and all similar statements of opinion or disclose the third party sources in the document. With regard to any such third party sources, please provide copies of those sources with your next amendment.

3.   In addition, you have also cited statistics to support many of your contentions and the third party sources used to support those statistics should also be disclosed. As one example only, in your new language for the risk factor relating to energy prices, you indicate that the price of oil has increased 150% in the last 3 years, that corn prices have risen 10% and that the cost of glucose has increased 75%. Please disclose your sources for this information and provide us with copies of those sources. If the source is an estimate made by the Company, please disclose how you arrived at the estimate.

Business Development, page 1

4.   Please expand the discussion in this section to indicate you currently have no customers or sources of revenues.

Risk Factors, p. 5

5.   The risk factor describing your accumulated losses should be the first risk factor. Please revise the section accordingly.

6.   We note your response to prior comment 22. Please delete the phrase "long sales cycle" and replace it with simple language that will not need a definition.

7.   In the same risk factor, please explain why the Company may be particularly vulnerable to a long sales cycle in 2005.

Certain Relationships and Related Transactions, page 20

8.   We note you incurred approximately $1.6 million in consulting expenses in the first nine months of 2004. Please provide us supplementally, with a view to disclosure, of the material components of these expenditures. We may have additional comments.

Financial Statements – December 31, 2003
Financial Statements, pg. F-4

1.   Refer to the company's response to comments 3-5 related to the financial statements. We have reviewed your responses to our previous comments regarding suggested changes to the financial statements and the notes to the financial statements. Within your responses you agreed to and indicated that you had made revisions to the financial statements based

upon these comments. We noted that the majority of the revisions were made to the financial statements as of and for the period ended September 30, 2004, yet conforming changes were not made to the financial statements as of and for the year ended December 31, 2003. Please revise your December 31, 2003 and September 30, 2004 financial statements to ensure conformity of information presented. Specific instances include:

a) modification to show that the "Long-term debt – current portion" relates to the "Capital leases payable, less current portion;"

b) appropriately classify accumulated deficits both before and during the development stage;

c) reclassification of certain expenses as research and development expenses rather then general and administrative expenses;

d) removal of the value of the stock issued in connection with the Fitchburg lease agreement from prepaid expenses and properly recording the stock issued but not outstanding with appropriate changes to the statement of stockholders equity (deficit) and statement of cash flows;

e) inclusion of Note 15 regarding the error as mentioned in the auditor's opinion;

f) appropriate restatement designation for the 2003 balance sheet, statement of operations, statement of stockholders' equity (deficit), and statement of cash flows in accordance with APB 20.

Notes to Financial Statements
Note 4 – Property and Equipment, pg. F-13

9. We note your response to comment number 9. Please clarify in this disclosure that the leasehold concessions represent an actual cash receipt from the lessor. Also revise Note 3 Property and Equipment (pg. F-30) within your Notes to the Financial Statements for the three and nine month period ended September 30, 2004 to remove the previous classification of this $185,000.

Note 5 – Capital Leases, pg. F-13

10. We have reviewed your response to comment number 10. Please disclose the amount of "imputed interest necessary to reduce the net minimum lease payments to present value" as required by paragraph 16(a)(ii) within the table of minimum lease payments for the next five years.

Note 6 – Convertible Notes Payable
Convertible Debt Issued in 2003, pg. F-15

11. We have reviewed your response to comment number 11. Please clarify in your disclosure if the $180,000 assigned to these convertible notes payable at December 31, 2003 represents the amount of additional interest accreted as a result of the original discount, i.e. the amount of the discount at issuance was equal to the value of the notes. If not, please explain why the management did not decrease this balance by any potential beneficial conversion feature.

Note 8 – Capital Stock
Common Stock, pg. F-16

12.   We have reviewed your response to comment number 13. Please provide a description of management's accounting for the reverse merger/acquisition which was purportedly provided in Schedule A of the Company's December 2, 2004 response. Please ensure that management cites the appropriate accounting literature that supports management's representation that the existence of negative equity of the target company results in a discount on common stock.

Financial Statements – September 30, 2004
Statement of Stockholders' Equity (Deficit), page F-26

13.   Refer to the company's response to comment 12. Based on the information included in this table, it appears that the company assigned the original valuation of $1.00 per share to each share issued as a result of the rent agreement. Please explain to us why management did not use the fair value on the actual date of issuance to record the charge related to these issuances. Please cite specific paragraphs within the applicable authoritative literature upon which the company relied in arriving at this valuation.

Condensed Notes to Financial Statements
Note 1 – Business Organization and Basis of Presentation
Inventory, pg. F-29

14.   Please disclose the amount of materials, work in process and finished goods as of September 30, 2004.

Note 5 – Capital Stock
Common Stock, pg. F-31

15.   We have reviewed your response to comment number 15. Based upon the information provided it remains unclear as to why management determined that the provisions of SFAS 84 do not apply to the referenced transaction. Please provide a detailed analysis supporting management's representation with appropriate citations to SFAS 84. Include a detailed discussion of the amounts recorded as debt at the time of conversion, the amount assigned to the warrants, what moved between balance sheet classifications, and the calculations to arrive at these amounts.

16.   Refer to the company's response comment 16. The response indicates that management recorded discounts to the current trading prices based on restrictions to these shares. Please note that such discounts are typically not justified in financial statements included in registration statements. Please revise the financial statements to remove the effects of any discounts, including in the fair value calculation under SFAS 123, applied to shares issue.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Woody at (202) 942-7332 or James Atkinson, at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 942-7381or me at (202) 942-1840 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Thomas Carrey
Bromberg & Sunstein LLP
125 Summer Street
Boston, MA 02110-1618
Fax: 617-443-0004